Exhibit 99.1

PRESS RELEASE
SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. Financial Strategy Results in Warrants exercise for $4.6M

Laval, Québec, CANADA – December 6, 2010 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ: NEPT – TSX-V: NTB) and Acasti Pharma Inc. ("Acasti") report on the exercise of Acasti Series II, III and V warrants and Neptune Call-Options on Acasti shares (the "Calls") for total gross proceeds of $4,623,403.

These proceeds come from the exercise of 3,285,530 Series II Warrants at a price of $0.40, 3,000,000 Series III Warrants at a price of $0.40 and 3,000,000 Series V Warrants at a price of $0.30 as well as from the exercise of 2,418,381 Calls at a price of $0.50, resulting in the issuance of 11,703,911 Acasti class A shares. Following the above exercises, the number of Acasti class A shares issued and outstanding is 59,174,444.

Neptune has exercised Series III and V Warrants for total proceeds of $2,091,000. As of November 30, 2010 Neptune owns 33,697,733 class A shares and 4,950,000 multi-voting class B shares (10 vote per share) of Acasti, which represents 57% of Acasti class A shares and 76% of Acasti voting rights. Assuming the conversion of the class B shares into class A shares at a ratio of 1:1, Neptune would own 60% of Acasti class A shares outstanding corresponding to 60% of Acasti voting rights.

"This equity raise is in line with the strategic plan initially established in 2008 by Neptune's management for the development and financing of Neptune and Acasti, resulting in a cumulative financing of $6,267,503 during the current fiscal year from derivative exercises, which will contribute to the development and value creation of Neptune and its subsidiaries," said Xavier Harland, Director, Finance.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 20 countries worldwide. Neptune is the mother company of Acasti and NeuroBioPharm.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Acasti Contact
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
André Godin, V.P. Administration and Finance	Tina Sampalis, President
+1 (450) 687.2262	+1 (450) 686.4555
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 (212) 732-4300	1 (888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.